EXHIBIT 12
                                                                      ----------



                           CARNIVAL CORPORATION & PLC
                       RATIO OF EARNINGS TO FIXED CHARGES
                          (in thousands, except ratios)

                                           NINE MONTHS
                                         ENDED AUGUST 31,
                                       ------------------
                                       2003          2002
                                       ----          ----

Net income                         $  988,935      $824,605
Income tax expense (benefit), net      19,836       (36,472)
                                   ----------      --------
Income before income taxes          1,008,771       788,133
                                   ----------      --------

Fixed charges
  Interest expense, net               128,660        86,431
  Interest portion of rent
    expense(1)                          7,584         3,689
  Capitalized interest                 38,211        25,334
                                   ----------      --------
Total fixed charges                   174,455       115,454
                                   ----------      --------

Fixed charges not affecting
  earnings
    Capitalized interest              (38,211)      (25,334)
                                   ----------      --------
Earnings before fixed
  charges                          $1,145,015      $878,253
                                   ==========      ========

Ratio of earnings to
  fixed charges                          6.6x           7.6x
                                   ==========      ========

(1) Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.